EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Signs Two Joint Venture Option Agreements in Northern Turkey &
Commences a Review of Strategic Options in Oman

As a result of an on-going regional search for VMS (volcanogenic massive sulphide) deposits, Gentor’s local subsidiary in Turkey has signed two new Joint Venture Options with local Turkish groups in the Kastamonu-Sinop Region, northern Turkey.

Toronto, Canada – October 7, 2013 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT”), through its Turkish subsidiary, has signed two further Joint Venture Option Agreements in northern Turkey.

Gentor’s President and CEO Dr. Peter Ruxton commented: “Gentor’s “back to first principles” approach in the search for Cyprus-type VMS deposits in Turkey has resulted in the identification of several surface gossans in distal VMS settings and led to the negotiation of Joint Venture Option Agreements with two local Turkish entities.  Our work in formulating preferred exploration target settings and in identifying key prospective geological environments is starting to bear fruit.”

TURKEY
The First JV Option Agreement
An Option Agreement was signed with the first JV partner for a 50% share of three permits in the Boyabat area, with the following terms:
•	A US$60,000 cash payment on signature.
•	A minimum expenditure of US$140,000, including at least 1,000 metres of drilling, within the option period.
•	Gentor has the right to purchase the VMS rights on the permits for US$1,000,000 cash.
•	On expiry of the option period on June 18, 2014, Gentor has the right to sole fund and earn a 75% interest by spending US$1.2 million or completing a bankable feasibility study.
•	At 75% the JV partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement
An Option Agreement was signed with a second JV partner for a 50% interest in three additional permits in the Boyabat area, with the following terms:
•	A US$60,000 cash payment on signature.
•	A minimum expenditure of US$140,000 over the option period.
•	On expiry of the option period on May 15, 2014, Gentor has the right to sole fund and earn a 75% interest by spending US$1.2 million or completing a bankable feasibility study.
•	At 75% the JV partner has the right to contribute or dilute to 10% on a formula.

•	Below 10% the JV partner has the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

Having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor has allowed the Besler Option Agreement to expire without continuing to form a Joint Venture.

OMAN
In light of continued depressed market conditions, Gentor is proposing to undertake a strategic review of its Oman properties over the coming months.

Qualified Person

Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators), has reviewed and approved the technical information in this press release.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.